UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
January 28, 2009
Commission File No. 000-26860
LIHIR GOLD LIMITED
Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea
(Address of principal executive offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑       Form 40-F ☐
     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___)
     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___)
     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐       No ☑
     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-             .)

SIGNATURES

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
LIHIR GOLD LIMITED

By:	/s/ Stuart MacKenzie
Name	Stuart MacKenzie
Title:	Group Secretary & General Counsel
Date: January 28, 2009

(Quarterly report for the three months ended 31 December 2008. All dollar figures refer to US dollars.)
Group Overview
•	Record quarterly gold production of 315,000 oz, up 26% on the three months to September

•	Record annual gold production of 882,000 ounces, up 26% on the prior year

•	Record quarterly and annual production of 247,000 ounces and 771,000 ounces at Lihir Island

•	Successful commissioning of Bonikro in Ivory Coast in October provides further diversification of production, with 22% of gold produced in operations in Australia and Ivory Coast during the quarter
Production Summary (Ozs)

Operation	Dec Quarter	Sept Quarter	FY 2008
Lihir Island, PNG	246,865	216,371	771,455
Mt Rawdon, Qld	24,971	23,837	53,592
Kirkalocka, WA	0	7,726	9,442
Bonikro, Ivory Coast*	36,735	0	36,735
Ballarat, Vic	6,913	2,176	10,366

Total	315,484	250,110	881,590

*	Bonikro production reported on a 100% basis.
•	Total Cash Costs for the group reduced to $353/oz for the quarter. Annual cash costs at $400/oz, which continues to position the company at the lower end of the global gold production cost curve

•	Average realized cash gold price of $792/oz for the quarter and $850/oz for the year

•	Expansion projects and development proceeding:
—	Ballarat production to increase in 2009, as development advances and mining methods are refined

—	Lihir Island Million Ounce Plant Upgrade proceeding to schedule
Outlook
•	Group production in 2009 is expected to be more than 1 million ozs

•	Total cash costs per ounce for 2009 are expected to be below $400/oz, assuming stable oil prices and exchange rates
Fourth Quarter Production Report to 31 December 2008 Page 1 of 12

Managing Director’s Review
Lihir Gold Ltd (LGL) achieved record quarterly gold production of 315,000 ounces in the three months to December, enabling the company to report a third successive year of record annual production in 2008, at 882,000 ounces.
This was up 26% from the 701,000 ounces produced in 2007.
A highlight of the fourth quarter was an outstanding performance at the cornerstone Lihir Island operation, which produced 247,000 ounces of gold, taking full year production to a record 771,000 ounces.
Lihir Island output for the year benefited from significantly improved process plant operation, following the expansion of the plant completed in the final quarter of 2007. That expansion, which included the installation of additional milling capacity and a flotation circuit, enabled plant throughput for the year to be increased by 28% to a record 6.2 million tonnes and contributed to significant increases in the grade of ore fed to the pressure oxidation circuits.
Another contributor to the record production for the year was the acquisition of Equigold NL, completed in June, which brought the Mt Rawdon, Bonikro and Kirkalocka mines into the LGL group.
Together, these mines contributed 100,000 ounces to LGL production since June, including approximately 62,000 ounces in the fourth quarter, following the successful commissioning of the Bonikro plant in Ivory Coast in October. Bonikro produced 37,000 ounces in the quarter, with ore grades and plant throughputs developing according to plan.

Exploration activity in Ivory Coast also continued to yield encouraging results, increasing the prospect of expanded operations in the region.
The acquisition of Equigold enabled significant diversification of group production, with some 22% of group gold output in the fourth quarter sourced from Australia and Ivory Coast operations.
At Ballarat, processing of low grade ores from early stopes and development zones enabled production for the year to exceed 10,000 ounces, including 7000 ounces in the fourth quarter. Valuable experience has been gained in the mining of these initial stopes, enabling mining methods to be refined to allow more consistent delivery of higher grade ores to the mill. The key focus this year, following completion of the Golden Point shaft, will be to drive access into the Northern Zone of the mine.
The excellent fourth quarter performance for the LGL group builds on the platform established through the operational improvements implemented at Lihir Island, as well as through the addition of the Mt Rawdon and Ivory Coast assets. LGL is now established as a global gold producer, with improved operational reliability and an exciting growth profile from a portfolio of high quality assets.
Financial Overview
Operating margins increased in the fourth quarter as reductions in unit costs offset lower gold prices. A total of 323,000 ounces of gold were sold in the quarter, at an average realised cash price of $792/oz, down from $847/ oz in the three months to September. However, gross cash costs for the quarter fell by 23% to $403/oz, enabling cash margins to expand by 21% to $387/oz. Total cash costs fell to $353/oz, from $412/oz in the prior quarter, firmly placing the group amongst the world’s lowest cost gold producers.
The reduction in group unit costs was due to the inclusion of the low cost operations at Mount Rawdon (US$332/oz) and at Bonikro (US$332/oz), and because of scale benefits arising from the increased production at Lihir Island. The stronger US dollar against the Australian dollar also contributed to reduced costs, as did the lower oil price.
Outlook
Full year production in 2009 is expected to increase from 882,000 ounces to more than 1 million ozs, firmly establishing LGL amongst the world’s premier gold producers. Production will include another year of record output from Lihir Island, at between 770,000 – 840,000 oz; approximately 130,000 – 160,000 oz from Bonikro as it delivers its first full year of production; 90,000 – 100,000 oz from Mt Rawdon, maintaining its track record of consistent production; and 50,000 – 100,000 oz from Ballarat.
Unit costs are forecast to fall to less than $400 per ounce for the year, assuming stable diesel prices and exchange rates.
I look forward to reporting further good progress when we release our Full Year Financial Results in February.

ARTHUR HOOD Managing Director
Fourth Quarter Production Report to 31 December 2008 Page 3 of 12

Operations
PRODUCTION STATISTICS

					Change			Change
					Dec-08			2008
			Dec	Sept	From			From
			Quarter	Quarter	Sep-08	Full Year	Full Year	2007
			2008	2008	(%)	2008	2007	(%)
Lihir Island								-13%
Mining	Material moved	Kt	13,049	12,035	8%	50,660	58,260
	High grade ore	Kt	1,950	1,950	0%	6,181	6,111	1%
	Economic grade ore	Kt	1,642	2,451	-33%	8,335	4,381	90%
Processing	Ore milled	Kt	1,578	1,685	-6%	6,154	4,817	28%
	Average grade
	of ore milled	g Au/t	5.83	4.90	19%	4.77	5.25	-9%
	Recovery	%	84.0	82.2	2%	82.5	86.0	-4%
	Autoclave feed	Kt	1,257	1,304	-4%	4,803	4,586	5%
	Autoclave grade	g Au/t	7.09	6.07	17%	5.86	5.51	6%
	Gold poured	Oz	246,865	216,371	14%	771,456	700,211	10%

Mt Rawdon*
Mining	Material moved	Kt	2,551	2,741	-7%	10,026	8,932	12%
	Ore mined	Kt	892	858	4%	3,502	3,340	-3%
Processing	Ore milled	Kt	831	870	-5%	3,460	3,412	1%
	Head grade	g Au/t	1.03	0.92	12%	1.03	1.18	-13%
	Recovery	%	90.5	89.8	1%	89.8	90.4	-1%
	Gold poured	Oz	24,971	23,837	5%	102,415	117,528	-13%
	Attributable to LGL	Oz	24,971	23,837	5%	53,592	—	—

Bonikro*
Processing	Ore milled	Kt	550	—	—	635	—	—
	Head grade	g Au/t	2.28	—	—	2.19	—	—
	Recovery	%	90	—	—	90	—	—
	Gold poured	Oz	36,735	—	—	36,735	—	—

Kirkalocka*
Processing	Ore milled	Kt	—	150	—	886	1,294	-32%
	Head grade	g Au/t	—	1.26	—	1.11	1.02	8%
	Recovery	%	—	89.0	—	91.3	88.9	3%
	Gold poured	Oz	—	7,726	—	30,474	37,873	-20%
	Attributable to LGL	Oz	—	7,726	—	9,442	—	—

Ballarat	U/g development	M	2,237	1,552	44%	6,092	3,817	60%
	Gold poured	Oz	6,913	2,176	218%	10,366	1,760	489%

LGL Group		Oz	315,484	250,110	26%	881,590	701,971	26%

*	Acquisition effective from 17 June 2008. Kirkalocka ceased production from 14 August.
Fourth Quarter Production Report to 31 December 2008 Page 4 of 12

LIHIR ISLAND
Increased ore grades from the pit, and continued high rates of process plant throughput enabled Lihir Island to produce a record 247,000 ounces in the fourth quarter, taking annual production to 771,000 ounces.
Despite maintenance issues with the shovel fleet, overall mining performance continued to be solid, with 13 million tonnes moved in the quarter, taking annual material movements to more than 50 million tonnes. Delivery of two replacement shovels, one late in the quarter and one early in 2009, should assist in lifting material movements in 2009. The focus of ore production remained in Phase Eight of the pit, which continued to deliver consistent tonnages of high grade material to the process plant. The average grade of ore milled rose to 5.83 grams per tonne, up from 4.90 grams in the September quarter.
In the process plant, the benefits of the plant expansion undertaken in 2007, which added more milling and oxygen capacity, as well as a flotation circuit, became clearly evident. Mill throughput for the year increased by 28% to 6.15 million tonnes, and average grade to the autoclaves rose to 5.86 g/t, due mainly to the use of the flotation circuit, which produced 730,000 tonnes of concentrate at a gold grade of 11 g/t. The flotation circuit added well in excess of 100,000 ounces to production in 2008. Overall autoclave throughputs also increased to a record 4.8 million tonnes, as operating parameters were extended and the autoclaves were pushed harder.
On a quarterly basis, throughputs were limited by the high sulphur content of the ores being processed, but favourable gold to sulphur ratios nevertheless enabled record gold production to be achieved. Autoclave feed for the quarter included almost 200,000 tonnes of flotation concentrate, which combined with higher grade ore from the pit, lifted autoclave feed gold grade to 7.1 grams/tonne.
Million Ounce Plant upgrade
The project for expansion of the Lihir Island production capacity to more than 1 million ounces a year proceeded in the fourth quarter, and remains on schedule and on budget. The project, which will involve installation of additional crushing, milling, oxygen, pressure oxidation, CIL and tailings facilities, is budgeted to cost approximately $700 million in February 2008 dollars.

Operations
LIHIR ISLAND continued
Million Ounce Plant upgrade continued
During the December quarter significant progress was achieved in engineering design work and orders placed for electrical equipment and site buildings. Orders for some steel equipment components have been rescheduled to take advantage of anticipated improvements in steel market conditions.
Potential power generation facilities for the expanded plant have also been reviewed following reductions in oil prices and as geothermal power generation remains constrained by steam supply. Plans are now being developed for the acquisition of barge-mounted heavy fuel oil powered generators to meet the power requirements for the expanded plant until additional geothermal steam supplies are established.
Exploration
Exploration drilling continued to take place in the previously unexplored area between the Kapit and Lienetz pits, producing encouraging results which ultimately should lead to an increase in the resource.
MT RAWDON
Gold production was 24,971 ounces for the quarter, taking annual production to 102,415 ounces, of which 53,592 ounces were attributable to LGL from the June 17 acquisition date.
Production was pleasing in the quarter, due to ore grade and gold recoveries being slightly higher than anticipated. Mining activities were focused on expanding the floor of the pit and making progress on a major cut back to enable access to ores in future periods. In the process plant, throughputs were in line with plan, but recoveries improved due to favourable ore characteristics and more efficient plant operations.

KIRKALOCKA
The Kirkalocka plant treated last ore on 14 August before ceasing operations. The plant was then placed into care and maintenance on 12 September and did not contribute any production in the fourth quarter.
BONIKRO
The Bonikro operation in Ivory Coast commenced gold production in the quarter and had its first gold pour on October 6. A total of 37,000 ounces of gold were produced in the period to the end of December, which was a strong performance for the first three months of operation as the pit took shape and processing circuits were fine-tuned.
Ore production remained in the softer oxide zones close to the surface during the December quarter, and is scheduled to continue in oxide ore for the first half of 2009. Hard rock mining will predominate from the middle of the year.
Ore grade was at 2.28 g/t for the quarter, which was well above plan, although plant throughputs were slightly below expectations, due to commissioning issues with the crusher and elution circuits.
New leadership was introduced into the Bonikro operation during the quarter, and the site leadership team is currently being strengthened. Significant training programs are also being implemented to lift operator skill levels in the mine and the process plant.
IVORY COAST EXPLORATION
LGL’s exploration holdings in Ivory Coast consist of 9 granted exploration licences and 20 licences under application, covering a total of almost 20,000 square kilometres of the most prospective zones of the Birimian Greenstone Belt.
LGL’s exploration activity during the December quarter was focussed on continued infill drilling of the Akissi-So, Assonji-So and Dougbafla East resources on the Hiré and Oumé licences.
A total of 10,365 metres of RC and 1,693 metres of diamond drilling were completed in resource definition programmes at these three project areas. The drilling has delivered encouraging results which are expected to lead to resource upgrades in due course.
A further 10,348 metres of RC drilling was completed on follow-up or first pass drill programmes on the Chappelle (Hiré), Bobosso (Bassawa) and Blaffo Guetto (Didievi) prospects. At Blaffo Guetto, drilling has defined a 1.9 kilometre strike length of mineralisation which is being further investigated.
The company now has six exploration drill rigs in operation in Ivory Coast, with additional rigs to commence in the current quarter.
BALLARAT
During the quarter, Ballarat set new records for underground development of 2237 metres, material moved of 141,200 tonnes and processing of 87,500 tonnes. This translated into production of 6093 ounces of gold in the quarter and 10,366 ounces for the year, which was well below expectations.
Mining of the first production stopes was carried out in the quarter, and while the main stoping areas delivered ore of 8-10 g/t, in line with plan, development drives which were expected to provide significant ore proved to be inconsistent. New mining strategies are being implemented to optimise ore sources in the future. Delays in bogging a high grade stope and adjustments to the process plant also reduced output for the quarter.
The Golden Point shaft excavation was completed when it broke through into the Sulieman decline just prior to year end, at a depth of 318 metres from the surface. The successful completion of the shaft has provided the necessary ventilation infrastructure to allow development to proceed towards the high grade northern zone of the mine.
Fourth Quarter Production Report to 31 December 2008 Page 7 of 12

Financial Data
SALES

				Change			Change
				Dec-08			2008
		Dec	Sept	From			From
		Quarter	Quarter	Sept-08	Full Year	Full Year	2007
		2008	2008	%	2008	2007	%
Lihir Island
Gold sold	Oz	264,792	200,480	+32%	765,484	707,339	+8%
Price — cash	$/oz	813	865	-6%	865	666	+30%

Ballarat
Gold sold	Oz	5,149	1,855	+178%	8,396	1,089	+671%
Price — cash	$/oz	803	853	-6%	835	734	+14%

Mt Rawdon
Gold sold	Oz	25,959	24,599	+6%	55,499	—	—
Price — cash	$/oz	571	672	-15%	651	—	—

Bonikro
Gold sold	Oz	26,863	—	—	26,863	—	—
Price — cash	$/oz	798	—	—	798	—	—

Kirkalocka
Gold sold	Oz	—	10,487	—	12,685	—	—
Price — cash	$/oz	—	911	—	924	—	—

Total
Gold sold	Oz	322,762	237,421	+36%	868,926	708,428	+23%
Price — cash	$/oz	792	847	-7%	850	666	+28%
A total of 322,762 ounces were sold in the quarter, at an average cash price of $792/oz. This included sales of 25,959 ounces of production from Mt Rawdon, at $791/oz , which was reduced by hedge deliveries of 15,339 ozs in the quarter at an average price of A$601/oz, to a realized cash price of $571/oz. The remainder of the hedge book totals 115,797 ozs, which are to be delivered quarterly at A$600 over the period to Sept 2010.
Fourth Quarter Production Report to 31 December 2008 Page 8 of 12

COSTS

				Change			Change
				Dec-08			2008
		Dec	Sept	From			From
		Quarter	Quarter	Sept-08	Full Year	Full Year	2007
		2008	2008	%	2008	2007	%
Lihir Island
Gross Cash Costs	$/oz	423	538	-21%	545	442	+23%
Total Cash Costs	$/oz	362	411	-12%	406	299	+36%

Mt Rawdon
Gross Cash Costs	$/oz	363	499	-27%	—	—	—
Total Cash Costs	$/oz	332	459	-28%	—	—	—

Bonikro
Gross Cash Costs	$/oz	300	—	—	—	—	—
Total Cash Costs	$/oz	307	—	—	—	—	—

Kirkalocka
Gross Cash Costs	$/oz	—	292	—	—	—	—
Total Cash Costs	$/oz	—	292	—	—	—	—

Total
Gross Cash Costs	$/oz	403	527	-23%	525	447	+ 17%
Total Cash Costs	$/oz	353	412	-14%	400	301	+33%

*	The Ballarat operation was not in commercial production in the quarter, hence costs incurred were offset against revenues in the period and remaining costs were capitalised.
Total cash costs for the group for the quarter fell 14% to $353/oz, and were at $400/oz for the year, confirming LGL’s position in the lowest quartile of global gold producers.
Group costs in the December quarter benefited from a number of factors:
1)	Aggregate costs at Lihir Island reduced by approximately 10%, driven by falling oil prices and favourable currency movements. These led to substantial falls in mining, processing and power generation costs. Coupled with significantly increased production, this led to a sharp fall in unit costs, with gross cash costs/oz falling 21% to $423/oz and total cash costs down 12% to $362/oz.

2)	At Mt Rawdon, aggregate expenses reduced slightly in Australian dollar terms, due partly to improved oil prices and operational efficiencies. This then translated into a significant reduction in US dollar costs due to favourable currency movements, with the average Australian dollar exchange rate reducing by approximately 25% compared with the September quarter.

3)	The low cost Bonikro operation was included for the first time in the December quarter, with total cash costs at $332/oz.

At the end of 2008, the company had approximately $64 million in cash on hand and no debt drawn down on the $250 million lines of credit established with its banks.
Capital Expenditure
Capital expenditure for 2008 totalled approximately $250 million, including $135 million at Lihir Island, $90 million at Ballarat, and $25 million at Bonikro and Mt Rawdon.
In addition, during the quarter LGL increased ownership of the Bonikro project (90% from 85%) and the exploration tenements. The cost of the additional equity was approximately $14 million.
In 2009, capital expenditure is forecast to total approximately $300 million for Lihir Island, the Million Ounce Project, Bonikro and Mt Rawdon. Total expenditure at Ballarat, including operating and capital expenditure, is expected to be approximately $100 million.
At the end of 2008, the company had approximately $64 million in cash on hand and no debt drawn down on the $250 million lines of credit established with its banks. It is still intended that these standby lines of credit will be increased to around $300-$400 million when credit market conditions improve but, in the meantime, the company’s strong operating cashflows are expected to meet funding requirements, as was the case in the second half of 2008.

Further Information
CONTACT FOR INVESTOR INFORMATION
Joe Dowling
GM Corporate Affairs
Tel: +61 7 3318 3308
Mobile: +61 421 587 755
Email: joe.dowling@lglgold.com
Joel Forwood
Manager Investor Relations
Tel: +61 7 3318 3331
Mobile: +61 438 576 879
Email: joel.forwood@lglgold.com
Web site: www.LGLgold.com
SHAREHOLDER ENQUIRIES
Queries related to share registry matters should be directed to:
Computershare Investor Services
Level 19, 307 Queen Street
Brisbane, Queensland 4000 Australia
Tel: 1300 552 270 or +61 7 3237 2100
Fax: +61 7 3237 2152
Web site: www.computershare.com

Email: web.queries@computershare.com.au
ADR DEPOSITARY
The Bank of New York
Depositary Receipts Divison
101 Barclay St, 22nd Floor
New York, New York 10286 USA
Tel: +1 212 815 3700
Fax: +1 212 571 3050
Web site: www.adrbny.com
PRINCIPAL OFFICE
Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea
CORPORATE OFFICE
Level 9, 500 Queen Street
Brisbane, Queensland 4000 Australia
STOCK EXCHANGE LISTINGS
Australian Securities Exchange (LGL)
NASDAQ National Market (LIHR)
Port Moresby Stock Exchange (LGL)
Toronto Stock Exchange (LGG)
ISSUED CAPITAL
The current ordinary issued capital of the company is:
• 2,187,601,047 listed ordinary shares
• 585,984 listed restricted executive shares
DIRECTORS
Ross Garnaut – Chairman
Arthur Hood – Managing Director
Bruce Brook
Peter Cassidy
Mike Etheridge
Winifred Kamit
Geoff Loudon
Alister Maitland
GROUP SECRETARY
Stuart MacKenzie
Fourth Quarter Production Report to 31 December 2008 Page 11 of 12

Forward Looking Statements
This document may contain certain forward-looking statements, including but not limited to (i) estimated reserves, (ii) anticipated production profiles and characteristics, (iii) expected capital requirements, (iv) forecast cost profiles or (iv) plans, strategies and objectives of management. Such forward looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of Lihir Gold Limited (“LGL”), which may cause actual results to differ materially from those contained in this announcement. Important factors that could cause actual results to materially differ from the forward looking statements in this presentation include but are not limited to the market price of gold, anticipated ore grades, tonnage, recovery rates, production and equipment operating costs, the impact of foreign currency exchange rates on cost inputs and the activities of governmental authorities in Papua New Guinea and elsewhere, as set forth more fully under the caption “Risk Factors” in LGL’s most recent Annual Report on Form 20-F, which has been filed with the US Securities and Exchange Commission (“SEC”).
Gold reserve and resource estimates are expressions of judgement based on knowledge, experience and industry practice, and may require revision based on actual production experience. Such estimates are necessarily imprecise and depend to some extent on statistical inferences and other assumptions, such as gold prices, cut-off grades and operating costs, which may prove to be inaccurate. LGL’s wholly owned subsidiary Ballarat Goldfields Pty Ltd does not have any ore reserves and the level of its estimated mineral resources and exploration potential are necessarily imprecise and may prove to be inaccurate. Accordingly, no assurance can be given that the indicated amount of gold will be recovered or at the rates estimated.
LGL can therefore give no assurances that any of the estimates, production profiles, capital, cost profiles and plans will not materially differ from the statements contained in this release and their inclusion in this document should not be regarded as a representation by any person that they will be achieved.
The foregoing material is a presentation of general background information about LGL’s activities as of the date of the presentation. It is information given in a summary form and does not purport to be complete. It is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor. These should be considered, with or without professional advice when deciding if an investment is appropriate.
Some of the information contained in this document includes certain un-audited non-GAAP (where GAAP means “generally accepted accounting principles”) measures, such as “cash costs”. Such unaudited non-GAAP measures are intended to provide information about the cash generating capacity and performance of LGL’s mining operations. In particular, cash costs is a measure that is used in the gold mining industry and was developed in conjunction with gold mining companies associated with the Gold Institute in an effort to provide a level of comparability. However, LGL’s measures may not be comparable to similarly titled measures of other companies.
Management uses this measure for the same purpose when monitoring and evaluating the performance of LGL. This information differs from measures of performance determined in accordance with GAAP and should not be considered in isolation or as a substitute for measures of performance determined in accordance with GAAP.
Competent Person
The information in this report that relates to Exploration Results, Mineral Resources or Ore Reserves at LGL is based on information compiled by Roy Kidd and Brad Cox. Mr Kidd is a member of the Australian Institute of Geoscientists and is a full time employee of Lihir Services Australia Pty Ltd (LSA) in the role of Principal Geologist. LSA provides services to LGL pursuant to a Managed Services Agreement. Roy Kidd has sufficient experience which is relevant to the style of mineralisation and the type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the “Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves”.
Roy Kidd consents to the inclusion in the report of the matters based on his information in the form and context in which it appears.
Brad Cox is a member of The Australian Institute of Mining and Metallurgy and is a full time employee of Ballarat Goldfields Pty Ltd in the role of Group Resource Geologist for the company. Mr Cox has sufficient experience, which is relevant to the style of mineralisation and the type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the “Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves”. Brad Cox consents to the inclusion in the report of the matters based on his information in the form and context in which it appears.
This report is to be read in accordance with and subject to LGL’s most recently filed updated reserves and resources statement available from LGL’s website www.lglgold.com or on the company announcements page of the ASX www.asx.com.au.
Note to U.S. Investors
Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. LGL uses certain terms on this website, such as “measured,” “indicated,” and “inferred” “resources,” which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in LGL’s most recent Form 20-F, which may be secured from LGL, or from the SEC’s website at www.sec.gov/edgar.shtml.
Note to Canadian Investors
Canadian Investors – for further information in relation to the calculation of reserves and resources with respect to LGL’s Lihir operation, please refer to the Lihir Gold Limited (TSX:LGG) Technical Report (Nl 43-101) dated 18 September 2007 available on SEDAR (www.sedar.com).
Fourth Quarter Production Report to 31 December 2008 Page 12 of 12